Exhibit 99.(a)(6)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

800-522-5465

InvestorRelations@aberdeenstandard.com

ABERDEEN EMERGING MARKETS EQUITY INCOME FUND, INC. ANNOUNCES

EXPIRATION  AND PRELIMINARY RESULTS OF CASH TENDER OFFER

(Philadelphia, June 20, 2018) - Aberdeen Emerging Markets Equity Income Fund, Inc. (the “Fund”) (NYSE American: AEF), announced today the preliminary results of its cash tender for up to 28,470,130 shares of its common stock, representing approximately 32% of the Fund’s outstanding shares. The offer expired at 11:59 p.m. New York City time on Tuesday, June 19, 2018.

Based on current information, approximately 61,362,593 shares of common stock or 68.97% of the Fund’s outstanding stock were tendered through the expiration date. This total includes shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. Because the number of shares tendered exceeded 28,470,130, the number of shares that will be purchased by the Fund will be pro-rated based on the number of shares properly tendered by each shareholder. No more than a total of 28,470,130  properly tendered shares will be accepted for payment at a price per share equal to 99% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading on the NYSE American on June 20, 2018. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

Aberdeen Emerging Markets Equity Income Fund, Inc. is a closed-end equity fund. The Fund seeks to provide both current income and long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in emerging market equity securities. Its shares are listed on NYSE American under the symbol “AEF.”

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and difference in accounting methods.

The Fund’s daily NYSE American closing price and NAV, as well as other information, including updated portfolio statistics and performance are available at www.aberdeenaef.com or by calling the Fund’s Investor Services at 800-522-5465.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

Aberdeen Asset Management Inc. has prepared this report based on information sources believed to be accurate and reliable.  However, neither the Fund, Aberdeen Asset Managers Limited (the Investment Adviser), nor any other person guarantees their accuracy.  Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information. Aberdeen is a U.S. registered service mark of Aberdeen Asset Management PLC.

Aberdeen Standard Investments is a brand of the investment businesses of Aberdeen Asset Management and Standard Life Investments. In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers: Aberdeen Asset Management Inc., Aberdeen Asset Managers Ltd., Aberdeen Asset Management Ltd., Aberdeen Asset Management Asia Ltd., Aberdeen Asset Capital Management, LLC, Standard Life Investments (Corporate Funds) Ltd., and Standard Life Investments (USA) Ltd.

If you wish to receive this information electronically, please contact: InvestorRelations@aberdeenstandard.com

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